EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
CURRENT STATUS OF PRIMROSE OPERATIONS
CALGARY, ALBERTA – JULY 31, 2013 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) would like to provide an update to an incident at the Company’s Primrose development area in which bitumen emulsion was discovered at surface at four separate locations. The discoveries were immediately reported to the Alberta Energy Regulator (“AER”) and concurrently crews were dispatched to initiate necessary action. Each location has been secured and clean-up, recovery and reclamation activities are well underway. The bitumen emulsion does not pose a risk to health or human safety. The Company is working diligently with the AER and Alberta Environment and Sustainable Resource Development to investigate and remediate the affected locations. Canadian Natural is committed to ensuring the clean-up and reclamation work is done right, while minimizing impacts to the environment. Canadian Natural is also taking proactive measures to prevent this type of incident in the future.

The four locations initially impacted at Primrose covered an area of 20.7 hectares. The bitumen emulsion seepage is now controlled to specific containment areas where it is effectively recovered as it reaches the surface. As a result of the Company’s successful active clean-up efforts, approximately 6,300 barrels of bitumen emulsion has been collected to date, with the Company now focusing on a reduced impact area of 13.5 hectares. The rate of bitumen emulsion seepage in all four locations has declined as expected and now totals less than 20 barrels per day.

One affected location, which is now contained, is a 1.5 meter deep, non-fish bearing, shallow slough that does not flow in or interact with other water bodies. Canadian Natural is conducting groundwater monitoring activities in the vicinity of all locations and is undertaking aquatic and sediment sampling to monitor and mitigate any potential impacts.

The Company has implemented aerial and ground surveillance across its Primrose operations area and has not identified any additional bitumen emulsion seepages outside of the four identified locations. The ongoing efforts of over 120 employees and contractors on site will continue to reduce the impacts of these bitumen emulsion seepages until the locations are fully remediated.

Unfortunately some animal fatalities have occurred including 16 birds, 7 small mammals and 38 amphibians. Two beavers, two birds and two muskrats are currently being cared for prior to being returned to their natural environment. As part of the Company’s wildlife mitigation program, fencing and deterrents have been deployed in the area.

Canadian Natural believes the cause of the bitumen emulsion seepage is mechanical failures of wellbores in the vicinity of the impacted locations.  In over 30 years of using the current steaming and extraction method in the Primrose area, there have been few bitumen emulsion seepages to surface. This is due to the fact that most potential wellbore failures are corrected before steaming. In cases where potential wellbore failures are not repairable, steaming strategies can be modified, to prevent these types of incidents from occurring in the future. A complete review is ongoing and Canadian Natural has a specialized team focused on investigating wells in the impacted areas for any potential required remediation work.

As a result of the bitumen emulsion seepages, the Company’s near term steaming plan at Primrose has been modified, with restrictions on steaming in some areas until the investigation with the AER is complete. With these steaming restrictions Canadian Natural has begun the production cycle in some areas earlier than would normally have been the case. Canadian Natural’s July production was approximately 120,000 bbl/d with an additional 20,000 bbl/d of production capacity in such month restricted due to available plant capacity. The Company believes that it will achieve its 2013 Thermal production guidance of 100,000 – 107,000 bbl/d. For 2014, even with these modified steaming strategies, the Company anticipates Thermal production, excluding Kirby South, to be 100,000 to 110,000 bbl/d range, in line with expected 2013 Thermal production levels and approximately 10,000 bbl/d less than originally targeted for 2014. The Company is of the view that reserves recovered from the Primrose area over its life cycle will be substantially unchanged.

Canadian Natural is committed to conducting all of its operations in a way that strives to identify, minimize and mitigate harm to the health and safety of employees, contractors, the public, animals and the environment. Canadian Natural will continue to make available any necessary resources for investigation, clean-up and safeguards to ensure events such as these do not happen again.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CONFERENCE CALL

A conference call will be held at 7:00 a.m. Mountain Time, 9:00 a.m. Eastern Time on Wednesday, July 31, 2013. The North American conference call number is 1-866-223-7781 and the outside North American conference call number is 001-416-340-8018. Please call in about 10 minutes before the starting time in order to be patched into the call.

A taped rebroadcast will be available until 6:00 p.m. Mountain Time, Wednesday, August 7, 2013. To access the rebroadcast in North America, dial 1-800-408-3053. Those outside of North America, dial 001-905-694-9451. The pass code to use is 1581040.

WEBCAST

This call is being webcast and can be accessed on Canadian Natural's website at www.cnrl.com.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President DOUGLAS A. PROLL Executive Vice-President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements, including estimated time to full production, are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com.

2	Canadian Natural Resources Limited